Exhibit 99.3

FIDELITY D & D BANCORP, INC.

RE:Termination of 10% Discount Applicable to Optional Cash Payments

Under Dividend Reinvestment and Stock Purchase Plan

Dear Plan Participant:

Our records indicate that you currently are a participant in 2012 Dividend Reinvestment and Stock Purchase Plan (the “Plan”) sponsored by Fidelity D & D Bancorp, Inc. (the “Company”).  We are grateful for your participation in the Plan.

Originally, the Plan offered a 10% discount on the purchase price of shares which are purchased by the Plan on your behalf directly from the Company using either cash dividends or optional cash payments.

However, the Board of Directors of the Company (the “Board”) recently determined to discontinue the 10% discount solely with respect to optional cash payments, effective with the first dividend payment date in 2014.

The Board’s action does not affect the 10% discount with respect to shares purchased by the Plan on your behalf directly by the Company using cash dividends.

All other terms of the Plan remain unchanged.

The Company has filed an amended Plan prospectus with the U.S. Securities & Exchange Commission which reflects these changes.  If you would like a copy of the revised Plan prospectus or have any questions about this change, please contact the Plan’s Administrator, Registrar and Transfer Company, at (800) 368-5948.  You may also access an electronic copy of the revised Plan prospectus through either www.rtco.com or www.sec.gov.

On behalf of the Board of Directors, I again express my appreciation for your continued participation in the Plan and support of our Company.

Sincerely,

/s/ Daniel J. Santaniello

President and Chief Executive Officer